U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25
Notification of Late Filing



SEC File Number


CUSIP Number

                                                 (Check One)

      For period ending         6/30/00
      [ X  ]  Transition Report on Form 10-K
      [    ]  Transition Report on Form 20-P
      [    ]  Transition Report on Form 11-K
      [    ]  Transition Report on Form 10-Q
      [    ]  Transition Report on Form N-SAR
      For the transition Period Ended:              6/30/00


      Read Attached Instruction Sheet Before Preparing Form.  Please Print or
          Type.

       Nothing in this term shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,

     identify the Item(s) to which notification relates


      ---entire document--------------------------------------

Part I - Registrant Information


          Full Name of Registrant:     Alanco Technologies, Inc.

          Former Name if Applicable:   Alanco Environmental Resources
                                        Corporation


Address of Principal Executive Office (Street and Number)


15900 North 78th Street, Suite 101
------------------------------------------
City, State and Zip Code


Scottsdale, Arizona 85260
------------------------------------------


Part II - Rules 12b-25(b) and (c)If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [23,047], the following should be completed. (Check box if appropriate)

     X   (a) The reasons described in responsible detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due-date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and [Amended in Release No. 34-25590(\72,439), effective August 13, 1992, 57FR36442.]


     X     (c) The accountant's statement or other exhibit required by Rule

12b-25(c) has been attached if applicable

PART III - Narrative


State below in reasonable detail the reasons why form 10-KSB, 20-F,11-K,10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589

(\72,435) effective April 12, 1989, 54 F.R. 10306; and Release No. 34-30968
(\72.439), effective August 13, 1992, 57 FR 36442.]

The registrant needs additional time to complete its annual 10-KSB filing.

This is due to the fact that the audit of the financial statements for the year ended June 30, 2000 will not be completed by September 28, 2000. It is anticipated that the Company will file its annual report within the fifteen-day extension period. The Company's retention of a new auditor of record has delayed the filing process. Attached is a statement from Semple & Cooper, LLP, stating that they concur with the extension and believe that the 10-KSB will be filed within the fifteen-day extension.


PART IV - Other Information

           (1) Name and Telephone number of person to contact in regard to this notification:

 John Carlson                       (480) 607-1010, ext 210
-------------------------------------------------------------

 (Name)                             (Area) Telephone Number

           (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


[ X] Yes     [    ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes    [     ] No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

---------------------------------see attached----------------------------------
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-----------------

Alanco Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized


Date        09/26/00                         By  /s/ John Carlson
     ----------------------------            ----------------------



Statement from Auditors

We have read part III of the Form 12b-25 and concur with it. It is our understanding that the information will be furnished to us in a timely manner in order to file our audit report on or before the fifteen-day extension period.


Date        09/26/00                         By  /s/ Semple & Cooper, LLP





                           ALANCO TECHNOLOGIES, INC.


                           FISCAL YEAR 2000 RESULTS



Alanco Technologies, Inc. will report a loss for its fiscal year ended June 30, 2000, compared to a reported profit for the prior fiscal year. The Company reported a net loss of $1,353,800, or $0.23 per share, for fiscal year ended June 30, 2000, versus a net profit of $121,300, or $0.02 per share, for fiscal year ended June 30, 1999.


In accordance with generally accepted accounting principles, the Company reported sales revenue from its data storage business segments for fiscal year 2000 of $2.8 million compared to zero for fiscal year 1999 since the Company was not engaged in the data storage business in fiscal year 1999. Eliminated entirely from fiscal year 2000 revenue is $5.6 million generated by the Company's previous business segments that have been classified as discontinued operations for fiscal year 2000. The fiscal year 2000 net loss was attributable to planned investments related to the Company's new business segments.

Attached is the condensed consolidated statement of operations for the years ended June 30, 2000 and 1999.

                                              ALANCO TECHNOLOGIES, INC.
               Condensed Consolidated Statement of Operations


                                           For the twelve months ended June 30,

                                                2000            1999
                                                ----            ----
Total Sales                                  $2,828,600      $       0
Operating Expenses                           (4,612,600)      (669,500)
                                             ------------    -----------
   Operating Loss                            (1,784,000)      (669,500)

Other Expense                                   (41,600)       (13,900)
                                             ------------    -----------
   Loss from Continuing Operations           $(1,825,600)    $(683,400)
                                             ------------    -----------
Discontinued Operations:
   Income from Discontinued Operations           56,700        804,700
   Asset Impairment charge -

     Discontinued operations                   (400,000)             0
   Gain on sale of Pollution
     Control Products assets                    815,100              0
                                             ------------    ------------
Total Income from Discontinued Operations       471,800        804,700
                                             ------------    ------------
      Net Income (Loss)                      $(1,353,800)    $ 121,300
                                             ============    ============

Loss Per Share from Continuing Operations
      Basic                                  $    (0.31)     $    (0.14)
                                             ===========     ===========
      Diluted                                      n/a       $    (0.11)
                                             ===========     ===========
Income Per Share from Discontinued Operations
      Basic                                  $     0.08      $     0.16

                                             ===========     ===========
      Diluted                                      n/a       $     0.13
                                             ===========     ===========
Net Income (Loss) Per Share
      Basic                                  $    (0.23)     $     0.02
                                             ===========     ===========
      Diluted                                      n/a       $     0.02
                                             ===========     ===========

Weighted Average Common Shares
& Equivalents Outstanding:
      Basic                                    5,906,305       5,016,085
      Diluted                                      n/a         6,143,118



The Consolidated Statement of Operations for the twelve months ended June 30, 1999 has been restated, according to Generally Accepted Accounting Principles, for comparison purposes.